UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
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SPECIALIZED DISCLOSURE REPORT
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A. O. Smith Corporation
(Exact name of registrant as specified in its charter)
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Delaware	1-475	39-0619790
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11270 West Park Place, Milwaukee, Wisconsin (Address of principal executive offices)	53224-9508 (Zip Code)

Charles T. Lauber Executive Vice President and Chief Financial Officer	(414) 359-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

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Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report: Exhibits

Conflict Minerals Disclosure

A. O. Smith Corporation is providing a Conflict Minerals Report as Exhibit 1.01 hereto, and it is publicly available under "Governance" and then “Policies and Procedures” at https://www.aosmith.com/governance/policies-procedures.html.

Section 2 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

A. O. SMITH CORPORATION

Date: May 20, 2025	By:	/s/Charles T. Lauber
Charles T. Lauber
Executive Vice President and Chief Financial Officer